
Mail Stop 7010

June 2, 2006

<u>Via U.S. mail and facsimile</u>

Mr. David Hale
President and Chief Operating Officer
International Smart Sourcing, Inc.
320 Broad Hollow Road
Farmingdale, New York

> **Re:** **International Smart Sourcing, Inc.**
> **Preliminary Proxy Statement on Schedule 14A**
> **Filed May 8, 2006**
> **File No. 001-14753**
>
> **Form 10-KSB for the year ended December 30, 2005**
> **Filed March 29, 2006**
> **File No. 001-14753**
>
> **Form 10-QSB for the quarter ended March 31, 2006**
> **Filed May 15, 2006**
> **File No. 001-14753**

Dear Mr. Hale:

We have limited our review of your filings to those issues we have addressed in our comments. Where indicated, we think you should revise your filings in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Preliminary Proxy Statement on Schedule 14A

General

1. We note that the EDGAR code under which you filed your Schedule 14A was PRE 14A. It appears that the EDGAR code for your Schedule 14A should be PREM14A, as it relates to a business combination. Please revise accordingly.

Pro Forma Presentations of the Significant Dispositions and Probable Acquisition

2. It appears that the acquisition of Charter Fabrics, Inc. is probable and significant. Please provide audited financial statements of Charter Fabrics, Inc. for all appropriate periods required by Rule 3-10(c) of Regulation SB.

3. Please revise your proxy to present pro forma financial statements pursuant to Article 11 of Regulation S-X. The pro formas should depict the following:

    On the Pro forma balance sheet as of 3/31/2006:

    - The historical balance sheet of the Company as of 3/31/2006;
    - The impact of the significant disposition of the Subsidiaries to the Purchaser;
    - The receipt of Common Stock as treasury shares;
    - The receipt of cash;
    - Certain other consideration and other liabilities, as appropriate;
    - Any costs of the transaction to be paid by the Company;
    - An interim pro forma balance sheet, prior to the acquisition of Charter Fabrics, Inc.;
    - In a subsequent column, present, the historical balance sheet of the probable acquisition of Charter Fabrics, Inc;
    - An adjustments column reflecting any acquisition adjustments; and
    - A final pro forma post-acquisition balance sheet.

    In the Pro forma income statements for the year ended December 30, 2005 and the interim period ended March 31, 2006:

    - The historical operations of the Company for each period;
    - The impact of the significant disposition of the Subsidiaries to the Purchaser;
    - Any continuing administrative expenses of the shell;
    - Interim pro forma income statements prior to the acquisition of Charter Fabrics, Inc;
    - In a subsequent column, present the historical operations of Charter Fabrics, Inc;

- An adjustments column reflecting the impact of any acquisition adjustments; and
- Final pro forma income statements depicting the acquisition of Charter Fabrics, Inc. as if it were acquired at the beginning of the year ended December 30, 2005.

Please see Rule 3-10 of Regulation SB and Article 11 of Regulation S-X for further guidance on the appropriate presentation of pro forma financial statements.

Proposal 1: Sale of the Subsidiaries, page 4

4.   Please disclose the information required by Items 14(b)(1), (b)(8), (b)(9), (b)(10), (c)(1), and (c)(2) of Schedule 14A.

5.   We note that you have defined a term, "Noninterested Stockholders," to refer to the stockholders of your company who are not affiliated with the purchaser. It appears that you also use the term "Stockholders of the Company other than the interested stockholders" to refer to these stockholders. Please revise to use one term for these stockholders throughout your proxy statement.

6.   Please revise your disclosures throughout the document regarding the earn-out provision to include your net income for your most recent fiscal year and interim period.

The Stock Purchase Agreement for the Transaction, page 7

7.   We note the disclosure in the first sentence of the first paragraph. Please note that you are required to summarize all of the material provisions of your stock purchase agreement. Please revise this section accordingly. Please also revise the first sentence to clarify that this section summarizes all "material" terms of the stock purchase agreement. In addition, please remove the statement in the first sentence that this section "does not purport to describe all of its material terms."

8.   We note the cross references to the stock purchase agreement. Please revise to disclose the referenced information, as you are not permitted to incorporate this information by reference.

The Voting Agreement, page 9

9.   Please disclose the number of shares of your common stock held by the parties to the voting agreement and their percentage of your outstanding common stock as of the record date. Please also disclose the number of shares other than these

shares that must vote in favor of the proposed transaction and the percentage of your outstanding common stock this number represents.

10. Please revise to summarize the material terms of the voting agreement.

Background and Reasons for Engaging in the Transaction, page 9

11. It appears that the fairness opinion was issued on December 15, 2005, yet you did not enter into the proposed transaction until May 8, 2006. It also appears that material negotiations continued subsequent to December 15, 2005 and did not conclude until May 2, 2006. Please disclose whether there were material changes to the terms of the proposed transaction after December 15, 2005.

12. Please discuss the consideration given by the Independent Committee and your board of directors with respect to the significant period of time that had elapsed between the date of the fairness opinion and the date your company entered into the stock purchase agreement. Did they consider getting an updated opinion?

13. Please clarify whether the Independent Committee retained its own counsel.

14. Please revise this section to describe each meeting held in connection with the proposed transaction, including the date of the meeting, the issues addressed at the meeting, the identities of all individuals that attended the meeting, and appropriate disclosure about any actions that resulted from the meeting. For example, we note your disclosure in the last sentence of the third paragraph on page 10

15. We note that the disclosure in the second paragraph on page 10 indicates that you rejected the September 27, 2005 offer. We also note the disclosure in the third paragraph on page 10, which indicates that you accepted the purchaser's offer in October 2005. However, there is no disclosure as to the negotiations that led the Independent Committee to change its position and accept the offer. Please revise accordingly.

16. We note the disclosure in the seventh paragraph on page 11. Please revise to discuss in greater detail the reasons why the Independent Committee approved the proposed transaction. We note the press release dated March 30, 2006 reporting favorable results from the most recently completed fiscal year.

17. We note the disclosure in the eighth paragraph on page 11. Please discuss the reasons why your board of directors approved the proposed transaction. Please also disclose whether the board considered any factors that did not support the transaction.

Reports, Opinions, Appraisals, page 12

18.   Please disclose the information required by Item 1015(b)(4) of Regulation M-A.

19.   Please identify the "Managing Director" referenced in the last sentence of the second paragraph.

20.   Please revise the introductory sentence to the fourth paragraph to eliminate your qualification regarding the summary of the fairness opinion, as stockholders are entitled to rely on your disclosure.

21.   We note the disclosure in the fourth paragraph. Please describe in greater detail the procedures followed by Montauk and the bases for and methods of arriving at its fairness opinion. See Item 1015(b)(6) of Regulation M-A.

22.   We note the disclosure that Montauk did not present its analysis to the board. Please clarify how the fairness opinion provided by Montauk was used by the company.

23.   We note that Montauk issued an opinion indicating that the proposed transaction is "eminently" fair. Please clarify the meaning of the term "eminently."

24.   Please provide us with copies of all information Montauk provided to your board of directors in connection with the proposed transaction, including any "board books" and summaries of oral presentations.

Forward-Looking Statements, page 26

25.   Please delete the reference the Private Securities Litigation Reform Act of 1995. In this regard, we note that the safe harbor does not apply to statements made by an issuer of penny stock. See Section 21E(b)(1)(C) of the Exchange Act.

Exhibit C

26.   We note the statement in the first sentence of the first paragraph. Please clarify whether Montauk was engaged to provide a fairness opinion with respect to all stockholders or only the Noninterested Stockholders. Please also clarify in the fifth paragraph.

Form 10-KSB for the year ended December 30, 2005

Evaluation and Disclosure Controls and Procedures, page 14

27.	We note the reference to Rule 13d-15(e) under the Exchange Act. Please revise this rule reference to refer to Rule 13a-15(e) under the Exchange Act.

28.	We note the disclosure in the last sentence of this section. The description of your disclosure controls and procedures appears to be based on the definition in Rule 13a-15(e) under the Exchange Act. However, this description does not appear to fully conform to the definition in that rule as it does not indicate that your disclosure controls and procedures are designed to ensure that information is accumulated and communicated to management, including your principal executive and financial officers, to allow timely decisions regarding required disclosures. Please revise accordingly. Alternatively, you can simply state that your certifying officers concluded that your disclosure controls and procedures were not effective.

Changes in Internal Controls, page 14

29.	We note the disclosure in the second paragraph. Please disclose in greater detail the nature of these material weaknesses, specifically discussing the related party transactions that were not fully disclosed and the adjustments that were not fully recorded. In addition, please disclose in greater detail the actions to plan to take to remediate these material weaknesses.

30.	We note the disclosure in this section regarding the material weaknesses and the actions you expect to take to remediate these material weaknesses. Please state whether you made any changes to your internal control over financial reporting during the fiscal quarter ended December 30, 2005 that have materially affected, or are reasonably likely to materially affect, your internal control over financial reporting. See Item 308(c) of Regulation S-B.

31.	We note the statement in the last sentence of this section. Please revise to state clearly, if true, that your disclosure controls and procedures are designed to provide reasonable assurance of achieving their objectives and that your CEO and CFO concluded that your disclosure controls and procedures are effective at that reasonable assurance level. In the alternative, remove the reference to the level of assurance of your system of controls. Please refer to Section II.F.4 of Management's Reports on Internal Control Over Financial Reporting and Certification of Disclosure in Exchange Act Periodic Reports, SEC Release No. 33-8238, which is available on the Commission's website at www.sec.gov.

Form 10-QSB for the quarter ended March 31, 2006

Item 3. Controls and Procedures, page 18

32.   Please comply with the comments set forth above on your Form 10-KSB for the year ended December 30, 2005, to the extent applicable, in this section.

*   *   *   *

As appropriate, please amend your filings and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendments to expedite our review. Please furnish a cover letter that is filed on EDGAR with your amendments that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendments and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in your filings to be certain that your filings include all information required under the Exchange Act and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from your company acknowledging that:

- Your company is responsible for the adequacy and accuracy of the disclosure in your filings;

- Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to your filings; and

- Your company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

You may contact Tracey Houser, Staff Accountant, at (202) 551-3736 or, in her absence, Nili Shah, Accounting Branch Chief, at (202) 551-3255 if you have any questions regarding comments on the financial statements and related matters. Please contact Andrew Schoeffler, Staff Attorney, at (202) 551-3748 or, in his absence, Chris Edwards, Special Counsel, at (202) 551-3742.

Sincerely,

Pamela A. Long
Assistant Director

cc: Mr. Carl Seldin Koerner, Esq.
Koerner Silberberg & Weiner, LLP
112 Madison Avenue, 3rd Floor
New York, NY 10016